                                                                       Exhibit 1


CANWEST GLOBAL COMMUNICATIONS CORP.

INTRODUCTION

Market conditions during the quarter and the six-month period ended
February 28, 2003 showed continued improvement from the same periods from the year before, particularly in television broadcasting, both in Canada and internationally. Revenues, EBITDA and operating income were higher than for the same period in 2002, with an EBITDA improvement of 13% when the comparison is made on a same asset (pro-forma) basis for the same quarter the year before and a 10% improvement compared to the same six month period from the year earlier. Improvement in operating results continued at all the Company's international broadcasting operations.

Television and radio operations in Australia and New Zealand recorded significant revenue and EBITDA improvements, and in Europe, television operations in the Republic of Ireland also made significant gains over the same period the year earlier. Economic indicators from both television and newspaper advertising markets suggest that the improvement in operating results should continue through the remainder of the current fiscal year. To date it appears that the war in Iraq will not have a significant impact on Canadian or the international advertising markets in which the Company operates.

MANAGEMENT'S DISCUSSION AND ANALYSIS

THE COMPANY

The Company is a Canadian-based, multi-platform international media company. CanWest owns or has a controlling or substantial interest in operations in the television broadcasting industries in Canada, Australia, New Zealand, Ireland and the United Kingdom, the radio broadcasting industries in New Zealand and Canada, the newspaper publishing industry in Canada, and the out-of-home advertising industries in Australia and South East Asia. The Company owns Internet properties that support these media assets, including canada.com. CanWest is also a producer and international distributor of feature films and television programming.

The Company's audit committee has reviewed and approved the consolidated interim financial statements. PricewaterhouseCoopers LLP was engaged by the audit committee to perform a review of the interim financial statements in accordance with CICA Handbook section 7050, Auditor Review of Interim Financial Statements, in order to assist the audit committee in fulfilling its regulatory obligations with respect to the consolidated interim financial statements.

Earnings before interest, taxes, depreciation and amortization ("EBITDA") is not a recognized measure of financial performance under Canadian GAAP. Management believes that, in addition to operating income and net earnings, EBITDA is a useful supplemental measure. Management utilizes EBITDA as a measure of segment profitability in making strategic resource allocations. In addition, the Company and its lenders and investors use EBITDA to measure performance against the Company's various leverage covenants. Investors are cautioned, however, that EBITDA should not be construed as an alternative to operating income (earnings before interest and taxes, or "EBIT") or net earnings determined in accordance with GAAP as an indicator of the Company's performance. The Company's method of calculating EBITDA may differ from other companies and, accordingly, EBITDA may not be comparable to measures used by other companies.

                                  2003 INTERIM REPORT TO SHAREHOLDERS
                               FOR THE SIX MONTHS ENDED FEBRUARY 28, 2003

The following is a reconciliation of operating income (EBIT) to operating income before amortization (EBITDA) in thousands of Canadian dollars:

                                                                     Broadcasting
                                                           ----------------------------------
                                              Publishing               New Zealand
                                              and Online              -------------   Ireland   Entertainment   Corporate
                                                Canada     Canada     TV      Radio     TV         Canada       and Other   Total
For the three months ended February 28, 2003
Operating income (loss)
(EBIT)                                          38,281     35,999   (1,010)   4,821    1,395       (1,218)       (7,712)    70,556
Amortization                                    14,678      6,493      740      572      533          186         2,130     25,332
                                              ----------   ------   -------   -----   -------   -------------   ---------   ------
Operating profit (loss)
before amortization
(EBITDA)                                        52,959     42,492     (270)   5,393    1,928       (1,032)       (5,582)    95,888
                                              ==========   ======   =======   =====   =======   =============   =========   ======

For the three months ended February 28, 2002
Operating income (loss)
(EBIT)                                          46,120     25,017   (3,784)   3,637      955        1,505        (6,530)    66,920
Amortization                                    16,322      6,887      664      479      458          121            24     24,955
                                              ----------   ------   -------   -----   -------   -------------   ---------   ------
Operating profit (loss)
before amortization
(EBITDA)                                        62,442     31,904   (3,120)   4,116    1,413        1,626        (6,506)    91,875
                                              ==========   ======   =======   =====   =======   =============   =========   ======

                                                                     Broadcasting
                                                          -----------------------------------
                                              Publishing               New Zealand
                                              and Online              --------------  Ireland  Entertainment  Corporate
                                                Canada    Canada      TV       Radio     TV         Canada     and Other   Total
For the six months ended February 28, 2003
Operating income (loss)
(EBIT)                                         105,275    110,616    5,486     9,641   4,869         271      (14,067)   222,091
Amortization                                    29,478     13,273    1,487     1,106   1,046         312        3,598     50,300
                                              ----------  -------  -------    ------  -------  -------------  ---------  -------
Operating profit
before amortization
(EBITDA)                                       134,753    123,889    6,973    10,747   5,915         583      (10,469)   272,391
                                              ==========  =======  =======    ======  =======  =============  =========  =======

For the six months ended February 28, 2002
Operating income (loss)
(EBIT)                                         118,415     94,868   (3,627)    7,431   3,779       5,490      (11,543)   214,813
Amortization                                    31,730     12,519    1,225       955     934         236          553     48,152
                                              ----------  -------  -------    ------  -------  -------------  ---------  -------
Operating profit
before amortization
(EBITDA)                                       150,145    107,387   (2,402)    8,386   4,713       5,726      (10,990)   262,965
                                              ==========  =======  =======    ======  =======  =============  =========  =======

CANWEST GLOBAL COMMUNICATIONS CORP.

The following discussion is based on the Company's consolidated results for the three and six month period ended February 28, 2003. Comparisons with the prior year's results are affected by corporate initiatives, including the divestiture of certain newspaper publishing properties, and accordingly, the Company also provides certain pro forma comparatives. Pro forma revenue, EBITDA and operating income reflect the sale of newspaper publishing interests in Saskatchewan and Atlantic Canada to G.T.C. Transcontinental Group Ltd. ("GTC") in August 2002 as if it had occurred at the beginning of fiscal 2002.

                                Three months ended February 28, 2002  Six months ended February 28, 2002
                                ------------------------------------  ----------------------------------
                                                        Operating                              Operating
                                   Revenue    EBITDA      Income        Revenue     EBITDA      Income
                                    $000       $000        $000           $000       $000        $000
As reported                        529,130    91,875     66,920        1,171,710    262,965     214,813

Community newspapers               (26,741)   (6,953)    (6,153)         (53,070)   (15,560)    (14,011)
                                   -------    ------     ------        ---------    -------     -------

Pro forma                          502,389    84,922     60,767        1,118,640    247,405     200,802
                                   =======    ======     ======        =========    =======     =======

ACCOUNTING POLICIES

The Company prepares its consolidated financial statements in Canadian dollars and in accordance with Canadian GAAP. The Company accounts for its economic interest in Network TEN using the equity method of accounting. Under this method, the Company's interest in Network TEN's net earnings (before interest on subordinated debentures) is included in consolidated earnings, and an adjustment is made to the carrying value at which the investment is recorded on the consolidated balance sheet. The carrying value of this investment is reduced by interest on subordinated debentures and dividends received by the Company.

TRENDS

The Company has historically derived more than 70% of its revenue from advertising in Canada. For that reason, the Company's results typically reflect overall activity in the economy. Advertising markets in North America and throughout the world recovered in the second half of fiscal 2002. Results for the first six months of 2003 appear to confirm that the Canadian economy has rebounded with a more rapid resumption of economic growth than in other major economies.

Results from the Company's television and newspaper assets suggest the improvement in operating results evident in first quarter continued through the second quarter of the current fiscal year. Advance bookings in the Company's television advertising markets for the third quarter of fiscal 2003 were strong at the beginning of the quarter. The impact of the Iraq war, which overtook normal television schedules for several days, was temporary, and it appears that the Company's advertising markets will remain strong through the third quarter and beyond.

                                      2003 INTERIM REPORT TO SHAREHOLDERS
                                  FOR THE SIX MONTHS ENDED FEBRUARY 28, 2003

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED FEBRUARY 28, 2003

Consolidated revenue for the quarter was $531 million compared to $502 million last year on a pro forma basis, an increase of 6%. Consolidated EBITDA for the three months was $96 million, up 13% from the $85 million generated by the same properties on a pro forma basis during the same three month period of 2002. Actual EBITDA for the second quarter last year was $92 million, and included the contribution from properties sold to GTC in August 2002. Operating income for the three months was $71 million compared to $67 million for the same period last year. Cash flow from operations before changes in non-cash working capital and investment in and amortization of investment in film and television programs for the first quarter was $72 million or $0.41 per share, down 27% from the $99 million or $0.56 per share recorded in the corresponding period last year as a result of lower distributions from Network TEN during the period. Cash flow from operations for the quarter was $171 million compared to $141 million for the corresponding period last year.

Canadian television revenue, including the Prime specialty channel and the digital specialty channels under development, increased by $16 million or 10%, to $171 million for the three months. Canadian television EBITDA increased by $11 million or 33% to $42 million. Operating income increased $11 million or 44% to $36 million. CanWest television stations continue to rate well. In the reporting period from December to February, a period affected by a number of specials and event programs, CanWest series continue to rate strongly with 3 of the top 10 in the Toronto/Hamilton market and 4 of the top 10 in the Vancouver market. When specials are included CanWest stations rate 7 of the top 10 most watched programs through during the quarter. (BBM people meters, Toronto/Vancouver 18-49)

Canadian television operating expenses were up by $5 million or 4% in the quarter compared to the same period last year.

Publishing and online revenue for the second quarter was $280 million, up 2% from the pro forma revenues of $273 million last year. Run-of-press (ROP) linage continues to recover more slowly than television, with some upward trends through the reporting period in the retail and national sectors. Publishing and online EBITDA for the second quarter declined by 5%, to $53 million from the $55 million recorded for the same period last year on a pro forma basis reflecting higher fuel costs and increased newsprint prices. The Company's publishing segment includes it's online and electronic publishing operations, which saw significant improvements in EBITDA, reflecting a break even result, compared to a $1 million operating loss for the same quarter last year. Operating income for the publishing and online segment declined by 4% to $38 million from the $40 million recorded for the same quarter last year on a pro forma basis.

CanWest's international broadcasting operations continue to perform extremely well through the reporting period. Second quarter revenue at TV3 in Ireland was up 7% to E10 million compared to the same period in 2002. EBITDA was E2 million, up 33% compared to the same three months last year. The Company's share of revenue was $8 million, and EBITDA was $2 million. The Company's share of operating income was $1 million, up 46% compared to the same quarter last year.

Results for TV3 and TV4 in New Zealand continued to reflect a sustained improvement over the past several quarters, attributable to a combination of an improving New Zealand economy, a significantly stronger New Zealand dollar, and increasing audience ratings at TV3. Television revenue of NZ$24 million was 19% higher than the NZ$20 million recorded in the same quarter one year ago. In Canadian dollars, the increase in TV3/4 revenue was 47% from $13 million to $19 million.

Revenue from New Zealand radio improved by 4% in local currency to NZ$23 million for the quarter, with EBITDA of NZ$7 million, 7% higher than the same quarter last year. Operating income was NZ$6 million compared to NZ$5 million for the same quarter last year. Results from New Zealand were translated into Canadian dollars at $0.8178, 23% higher than the rate of translation in the same quarter last year.

Revenue at Fireworks Entertainment, CanWest's feature film and television program production and distribution division, decreased by 14% to $35 million reflecting continued weakness in international media markets. Fireworks posted an EBITDA loss of $1 million compared to EBITDA of $2 million for the same quarter last year. The operating loss was $1 million, down $3 million compared to the same quarter last year.

Depreciation and amortization cost for the quarter totaled $25 million, essentially the same as for the same three months in 2002.

CANWEST GLOBAL COMMUNICATIONS CORP.

Financing costs were $94 million in the quarter, compared to $93 million for the three months ending February 28, 2002.

Investment gains totaled $22 million for the quarter and included a gain on the sale of Ontario community newspapers of $21 million, and a $1 million dilution gain resulting from the exercise of management share options at Network TEN which diluted our economic interest in TEN from 57.5% to 57.2%.

The Company realized a $9 million accounting loss in the quarter as a result of overhanging swaps created by the application of asset sale proceeds to indebtedness which had previously been hedged.

The recovery of income taxes totaled $10 million for the quarter, compared to $8 million for the same quarter last year. The Company's interest in income from Network TEN was $11 million an increase of $16 million from the same period last year. The prior year included a goodwill write down related to Eye Corp., our share of which was $11 million.

Television revenue at Network TEN, was A$125 million an increase of 9% for the quarter, from A$115 million last year. EBITDA at TEN was A$37 million in the second quarter compared to A$36 million for the same period last year. Operating income at TEN was A$34 million compared to A$34 million for the same quarter last year. CanWest's share of TEN's revenue increased by 18% to $64 million, while it's share of TEN's EBITDA grew by 10% to $19 million. Our share of operating income increased by 10% to $17 million from $16 million. Our 57.5% economic interest in Network TEN was reduced to 57.2% at the end of the second quarter as a result of the exercise of certain management stock options. The average exchange rate of the Australian dollar appreciated to the Canadian dollar by 9% for the quarter, compared to the average for the second quarter of 2002.

The success of TEN's domestic Australian programming, including reality shows, sports and drama, contributed substantially to it's recent ratings gains, which continued through the second quarter. Network TEN continued to gain increased share in an overall Australian TV advertising market that continues to experience only modest growth.

Eye Corp., Network TEN's out-of-home subsidiary, generated revenue of A$16 million in the quarter, down 11% from the same quarter last year, reflecting the continued difficult market conditions in that sector, EBITDA for the quarter was A$1 million, an improvement from the A$0.4 million EBITDA loss recorded in the same quarter a year earlier, attributable mainly to progress made by new management at Eye Corp in reducing operating costs. Operating loss for the quarter was A$1.1 million, an improvement from the operating loss of A$3.3 million posted in the second quarter last year.

CanWest reported net earnings of $10 million or $0.01 per share for the quarter. The loss reported for the same quarter last year was $22 million or $0.12 per share. Net earnings per share were reduced by $0.04 in the second quarter of 2003 as a result of the redemption of the Series 2 preference shares at a price in excess of the carrying value of the shares.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED FEBRUARY 28, 2003

Consolidated revenue for the six months was $1,165 million compared to $1,119 million last year on a pro forma basis, an increase of 4%. Consolidated EBITDA for the six months was $272 million, up 10% from the $247 million generated by the same properties on a pro forma basis in the first six months of 2002. Actual EBITDA for the first six months last year was $263 million, and included the contribution from properties sold to GTC in August 2002. Operating income for the six months was $222 million, up 11% from $201 million on a proforma basis for the first six months last year. Cash flow from operations before changes in non-cash working capital and investment in and amortization of investment in film and television programs for the first half was $173 million or $0.98 per share, down slightly from the $179 million or $1.01 per share recorded in the corresponding period last year.

Cash flow from operations was $70 million compared to $39 million for the first six months last year. Cash flow was negatively affected by a reduction in distributions from Network TEN. Offsetting this shortfall were improvements in operating results, a reduction in the net investments in film and television programs by Fireworks, and greater efficiencies in working capital.

The Company's Canadian television revenue, including the Company's Prime specialty channel and the digital specialty channels under development, increased by $30 million or 8%, to $386 million for the six months. The Company's Canadian television EBITDA increased by $17 million or 15% to $124 million, while operating income increased by $16 million or 17% to $111 million.

                                    2003 INTERIM REPORT TO SHAREHOLDERS
                                 FOR THE SIX MONTHS ENDED FEBRUARY 28, 2003

During the Fall 2002 ratings period Bureau of Broadcast Measurement indicated that CanWest television stations lead the ratings in prime time. During the period from September to December, 2002, Global and CH Television ranked first for the season in the 18-49 demographic winning all 16 weeks overall, and winning 14 of 16 weeks in primetime in Toronto and Vancouver. Global Ontario and CH had 10 of the top 20 programs in the 18-49 demographic, including the number one rated show, Survivor V, Thailand. Survivor was also the number one show across all demographics. Similarly, Global and CH led the prime time ratings in Vancouver, with 12 of the top 20 programs. (BBM people meters - Toronto/Vancouver, 18-49 demographic)

Canadian television operating expenses were up by $13 million or 5% in the first half of the year compared to the same period last year. This primarily reflects programming, marketing and promotional costs associated with CanWest's new digital specialty channels which were on air for a full six months in fiscal 2003, compared to only two months in 2002. Additionally, analogue programming costs were higher in the first six months, primarily as a result of timing of the airing of programs, this variance is expected to reverse over the back half of the year.

Publishing and online revenue for the first six months was $599 million, up slightly from the pro forma revenues of $591 million last year. The reporting period was affected negatively by a labour shutdown at the Victoria Times-Colonist that began at the beginning of September and continued through the first week of November 2002.

EBITDA from Publishing and online was $135 million, for the six-month period, the same result as recorded for the previous year on a pro forma basis, while operating income was $105 million for each of the six months periods on a pro forma basis.

Revenue at TV3 in Ireland in local currency was up 8% to E24 million compared to the same period in 2002. EBITDA increased by 14% to E7 million, compared to the same six month period last year, while operating income increased by 19% to E5 million.

Revenues, EBITDA and operating income for the six-month period improved substantially at TV3 and TV4 in New Zealand. Revenue in local currency was 22% higher than the same period one year ago, increasing to NZ$58 million from NZ$48 million. EBITDA and operating income also showed significant improvement, increasing to NZ$9 million and NZ$7 million respectively from losses the year before of NZ$4 million and NZ$6 million respectively.

Revenues from New Zealand radio of NZ$47 million for the six-month period were 3% ahead of last year in local currency terms. EBITDA of NZ$14 million for the six months was 8% higher than the results recorded one year ago, while operating income was 9% higher at NZ $12 million. In Canadian dollars, radio operations in New Zealand contributed EBITDA and operating income of $11 million and $10 million in the quarter, while New Zealand television operations reported increases in EBITDA and operating income to $7 million and $5 million, respectively from losses the year before. Results from New Zealand were translated into Canadian dollars at an average rate of $0.7857, 19% higher than the rate of translation in the same six month period last year.

Fireworks Entertainment, CanWest's feature film and television program production and distribution division recorded $83 million in revenue and EBITDA of $1 million for the first six months.

Depreciation and amortization cost for the first half totaled $50 million, compared to $48 million for the same six months in 2002.

Financing costs were $186 million in the quarter, compared to $198 million for the six months ending February 28, 2002, reflecting lower debt levels and interest rates. Year to date investment gains of $22 million (gain on sale of Ontario community newspapers and dilution gain on investment in Network TEN) compare to $63 million for the first six months last year. The gain in the prior year arose on the sale of CKVU in the first quarter of 2002.

Income taxes totaled $7 million for the two quarters of 2003, compared to $12 million for the same six months last year. The effective tax rate of approximately 13% in each comparative period compare to a statutory rate of 39%. The effective rate is affected by the existence of loss carryforwards in New Zealand not previously recognized, lower tax rates in international jurisdictions, and non-taxable investment gains. The Company's interest in income from Network TEN was $37 million, an increase of $22 million from the same period last year.

CANWEST GLOBAL COMMUNICATIONS CORP.

Television revenue at Network TEN, was A$318 million for the six months, compared to revenue of A$276 million last year. Television EBITDA at TEN increased by 16%, to A$111 million in the first half of 2003 compared to the A$96 million during the same period last year. Operating income increased by 16% to A$105 million in the first half of 2003 compared to A$91 million during the same period in 2002. CanWest's share of revenue, EBITDA and operating income, expressed in Canadian currency improved by 24% to $160 million, 25% to $56 million and 26% to $53 million, respectively. The average rate of exchange of Australian dollars to Canadian dollars was 8% higher for the six months in 2003 compared to the same period in 2002.

TEN's ratings gains made in the first quarter of fiscal 2003 continued into the second quarter and are attributable to the success of both locally produced programming such as Big Brother, and of other Australian programming, particularly sports. The stronger ratings enable TEN to capture an increased share of the overall TV advertising market in Australia.

Eye Corp. generated revenue of A$37 million in the six months, down 11% from the same period last year. EBITDA and operating loss for the six months were A$2.6 million and a loss of A$1.3 million, up from the A$2.3 million and a loss of A$4.7 million recorded in the same period a year earlier.

CanWest reported net earnings of $78 million or $0.40 per share for the six month period. Net earnings reported for the first half last year were $86 million or $0.49 per share.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations before investment in and amortization of film and television programs and changes in non-cash working capital amounted to $72 million for the three months ending February 28, 2003, compared with $99 million for the same period last year. For the six months, cash flow from operations before investment in and amortization of film and television programs and changes in non-cash working capital amounted to $173 million compared to $179 million last year.

Fireworks invested $19 million in film and television programs for the quarter, compared to $26 million for the same quarter last year. On a year to date basis, the cash investment has been $76 million for the current year, compared to $105 million for the first six months last year. Amortization of film and television programs of $32 million for the quarter and $72 million for the year to date were down from the $34 million and $81 million posted for the second quarter and first six months last year reflecting the overall decline in activity for the Entertainment segment.

Changes in non-cash working capital amounted to a source of funds of $87 million for the three months compared to a source of $34 million for the same quarter last year. On a year to date basis, $98 million was used in operations compared to a use of $116 million for the same period last year.

Capital spending in the quarter totaled $7 million compared to $15 million for the same quarter last year. On a year to date basis, capital spending totaled $12 million compared to $29 million last year. Current year capital spending reflects normal repair and replacement expenditures.

The Company made principal debt repayments totaling $237 million in the quarter and $277 million in the first six months, including $193.5 million derived from proceeds from the sale of Ontario community newspapers. In the first six months, the Company received advances under the Fireworks loan facility of $92 million. Scheduled repayments of the Company's senior credit facility amount to $40 million over the next twelve months.

In December, the Company redeemed its Series 2 Preference Shares for cash of $57.7 million. In January, 2003, the Company received an interim distribution of interest and dividends from Network TEN totaling $30 million.

Usage, including outstanding letters of credit under the Company's senior credit facility at February 28, 2003 was $1,600 million.

Total long-term debt of $3,381 million includes $1,005 million in junior subordinated notes, which bear interest payable in kind through November 2005. Total drawn debt from third parties at Fireworks at February 28, 2003 was $92 million. Network TEN had drawn A$414 million of its A$700 million credit facility and had cash on hand of A$21 million at February 28, 2003.

                                     2003 INTERIM REPORT TO SHAREHOLDERS
                                  FOR THE SIX MONTHS ENDED FEBRUARY 28, 2003

The Company has entered into currency and interest rate swaps under its senior indebtedness. The average cost of debt, including the junior subordinated notes, after taking into account other financial instruments in place was 10%.

Senior secured leverage under the Company's senior credit facility was 3.42 times EBITDA for the 12 months ended February 28, 2003, compared to a covenant of 4.50 times. Additionally, the Company had cash and short-term investments amounting to $65 million at February 28, 2003.

On April 3, 2003, the Company completed a private placement of US$200 million (approximately $295 million) of senior unsecured notes at an interest rate of 7.625% per annum. Substantially all of the proceeds will be used to retire a portion of the 12.125% subordinated notes held by Hollinger International Inc. and Hollinger Canadian Newspapers Limited Partnership, reducing interest costs by approximately $12.7 million annually going forward. The repayment of subordinated notes held by the Hollinger companies will take place in mid-May 2003.

In March 2003, the Company's lenders consented to an amendment to the senior secured credit facility which provides for a change in certain financial ratios that the Company is required to maintain in order to permit the offering of the new unsecured notes. The amendment resulted in the term credit facilities being permanently reduced by $275 million, through a draw on the revolving credit facility, which occurred in April. Proforma for this transaction, unutilized negotiated credit at February 28, 2003 was $268 million. The amendment also resulted in the senior leverage covenant being replaced by a senior secured leverage covenant and the interest coverage covenant being relaxed to allow for the payment of interest on the notes.

The impact of the offering and the repayment of the Hollinger debt will be to reduce our current weighted average borrowing rate to 9.77% from current levels.

OUTLOOK

All CanWest television operations have shown considerable strength through the first half of fiscal 2003. This positive trend should continue as all the economic indicators in the respective economies of Canada, Australia, New Zealand and Ireland show positive growth. The impact of the Iraq war on advertising revenues appears to be limited to the first few days of the conflict when much of the media disrupted regular schedules to provide extensive war coverage.

Global Television continued to rate strongly with 3 of the top 10 series in Toronto and 4 of the top 10 in Vancouver during the period from December 1, 2002 to February 28, 2003, when ratings were affected by a proliferation of specials such as the Super Bowl and the Grammy Awards. When specials are included, Global carried 7 of the top 10 shows in Toronto and Vancouver. The ratings are based on BBM people meters and cover the 18-49 demographic.

The recovery in Canadian newspaper advertising markets remains slower than for television with certain sectors such as careers still well below their prior year peak levels of advertising spending. Improvements are evident in other sectors, particularly national and retail advertising during the reporting period and this suggests that the modest positive trend should continue for the coming months and that should support continuation of the positive operating result growth going forward. The Company's newspapers are maintaining the lower cost base achieved through operating improvements made over the past 18 months. Circulation revenue remains stable in general and is increasing in some markets, notably Montreal where the bringing online of a new printing press provided an opportunity to take advantage of higher print quality and color capability to re-launch the Gazette.

The Company completed a realignment of it's online operations that now include Infomart, a subscription based online news archives service and FP Data Group, a subscription based financial data service. CanWest is a leading provider of online content through canada.com. The eContent Institute, a national online organization recognized Infomart.ca as the top Canadian provider in the News Service category. "With its very easy-to-use interface, intuitive design and fit in the English-Canadian marketplace, infomart.ca is second to none. It is a must have for news," said the judging committee.

The Company's six new digital specialty channels in Canada remained among the most popular with digital television subscribers. Close to 3 million subscribers now have access to the services, and advertisers are beginning to show a higher level of interest in the niche market opportunities provided by these new channels.

CANWEST GLOBAL COMMUNICATIONS CORP.

On the last day of the current reporting period, the Company launched its first entry into the Canadian radio market with COOL 99.1FM in Winnipeg. The Company has also applied to the Canadian Radio-television and Telecommunications Commission (CRTC) for certain additional radio licences and has appeared at public CRTC hearings in support of its applications for new radio stations in Montreal, Quebec and Kitchener, Ontario. While no decisions have yet been handed down in respect of these applications, management believes the continued expansion into radio is a logical and prudent step for CanWest in Canada, and will further enhance CanWest's offering to Canadian advertisers.

CanWest's immediate priorities are to continue to focus on debt reduction, to pursue additional operational efficiencies and cost reductions at all units and to build on the progress already made in integrating television, publishing and online assets in Canada as complementary and mutually supportive media businesses.

CanWest remains committed to pursuit of additional operational efficiencies and cost reductions at all units. The Company announced a major re-organization of the senior management of its Canadian media operations in January, 2003. The more integrated management structure has streamlined decision-making and enhanced the ability of the Company's television, publishing and interactive assets to work more closely together as complementary and mutually supportive media businesses. This re-organization was followed by the launch of the CanWest News Service and the Canadian News Desk, headquartered in Winnipeg, but with resources in locations across Canada. CanWest consumers saw immediate benefits of increased depth and wider coverage of Canadian and international news on television and in CanWest's newspapers.

FORWARD LOOKING STATEMENTS

Certain statements in this report may constitute forward-looking statements. Such forward looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. The Company may not update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                     2003 INTERIM REPORT TO SHAREHOLDERS
                                 FOR THE SIX MONTHS ENDED FEBRUARY 28, 2003

[PRICEWATERHOUSECOOPERS LOGO]                       PricewaterhouseCoopers LLP
                                                    Chartered Accountants
                                                    One Lombard Place
                                                    Suite 2300
                                                    Winnipeg Manitoba
                                                    Canada R3B 0X6
                                                    Telephone +1 (204) 926 2400
                                                    Facsimile +1 (204) 944 1020

April 4, 2003, except for the revision to note 11 which is of June 6, 2003

TO THE AUDIT COMMITTEE OF
CANWEST GLOBAL COMMUNICATIONS CORP.

In accordance with our engagement letter dated January 10, 2003, we have reviewed the accompanying interim consolidated balance sheet of CANWEST GLOBAL COMMUNICATIONS CORP. (the "Company") as at February 28, 2003, and the related interim consolidated statements of earnings, retained earnings and cash flows for the three months and six months then ended. These interim consolidated financial statements are the responsibility of the Company's management.

We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity's auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements; accordingly, we do not express such an opinion. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these interim consolidated financial statements to be in accordance with Canadian generally accepted accounting principles.

Our previous report dated April 4, 2003 has been withdrawn and the financial information in accordance with the United States Generally Accepted Accounting Principles in note 11 has been revised as described under the headings Revision to 2003 and prior period's information.

This report is solely for the use of the Audit Committee of the Company to assist it in discharging its regulatory obligation to review these interim consolidated financial statements, and should not be used for any other purpose. Any use that a third party makes of this report, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this report.

PRICEWATERHOUSECOOPERS LLP

Chartered Accountants

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

CANWEST GLOBAL COMMUNICATIONS CORP.

CONSOLIDATED STATEMENTS OF EARNINGS
(UNAUDITED)
(In thousands of Canadian dollars except as otherwise noted)

                                                        For the three months ended    For the six months ended
                                                        --------------------------   --------------------------
                                                        February 28    February 28   February 28    February 28
                                                           2003           2002          2003           2002
REVENUE                                                    531,240        529,130     1,164,803      1,171,710
Operating expenses                                         292,466        293,273       594,759        627,450
Selling, general and administrative expenses               142,886        143,982       297,653        281,295
                                                        ----------     ----------    ----------     ----------
                                                            95,888         91,875       272,391        262,965
Amortization of intangibles                                  4,375          4,375         8,750          8,750
Amortization of property, plant and equipment               18,487         18,247        37,698         36,231
Other amortization                                           2,470          2,333         3,852          3,171
                                                        ----------     ----------    ----------     ----------
OPERATING INCOME                                            70,556         66,920       222,091        214,813
Financing expenses                                         (93,859)       (92,769)     (186,191)      (197,679)
Dividend income                                                  -              -         1,533          1,358
                                                        ----------     ----------    ----------     ----------
                                                           (23,303)       (25,849)       37,433         18,492
Investment gains                                            22,108              -        22,108         63,020
Interest rate swap loss                                     (8,867)             -        (8,867)             -
                                                        ----------     ----------    ----------     ----------
                                                           (10,062)       (25,849)       50,674         81,512
Provision for (recovery of) income taxes                   (10,408)        (8,184)        7,340         11,560
                                                        ----------     ----------    ----------     ----------
EARNINGS (LOSS) BEFORE THE FOLLOWING                           346        (17,665)       43,334         69,952
Minority interests                                               -          1,685             -          3,760
Interest in earnings (loss) of Network TEN                  10,884         (5,243)       36,661         14,199
Interest in loss of other equity accounted affiliates         (449)          (437)         (779)          (437)
Realized currency translation adjustments                     (900)             -          (900)        (1,000)
                                                        ----------     ----------    ----------     ----------
NET EARNINGS (LOSS) FOR THE PERIOD                           9,881        (21,660)       78,316         86,474
                                                        ==========     ==========    ==========     ==========
EARNINGS (LOSS) PER SHARE:
  Basic                                                 $     0.01     ($    0.12)   $     0.40     $     0.49
  Diluted                                               $     0.01     ($    0.12)   $     0.40     $     0.48

The notes constitute an integral part of the consolidated financial statements.

                                    2003 INTERIM REPORT TO SHAREHOLDERS
                                 FOR THE SIX MONTHS ENDED FEBRUARY 28, 2003

CONSOLIDATED BALANCE SHEETS
(UNAUDITED)
(In thousands of Canadian dollars)

                                                                As at
                                                      -------------------------
                                                      February 28,   August 31,
                                                          2003          2002
ASSETS
Current Assets
Cash                                                      65,110        61,090
Accounts receivable                                      525,947       470,246
Income taxes recoverable                                   4,075        33,334
Inventory                                                 15,290        19,836
Investment in film and television programs               112,763        98,096
Future income taxes                                       30,882        30,013
Other                                                      9,671        13,726
                                                       ---------     ---------
                                                         763,738       726,341
Investment in Network TEN                                 14,527         4,494
Other investments                                        167,392       162,361
Investment in film and television programs               332,663       317,176
Property, plant and equipment                            650,399       679,224
Other assets                                              90,044       103,975
Intangibles                                            1,109,017     1,096,458
Goodwill                                               2,482,850     2,631,099
                                                       ---------     ---------
                                                       5,610,630     5,721,128
                                                       =========     =========
LIABILITIES
Current Liabilities
Accounts payable                                         175,776       164,988
Accrued liabilities                                      160,885       227,104
Film and television program accounts payable              66,137        64,834
Deferred revenue                                          56,363        60,596
Current portion of long term debt                        128,558       172,753
                                                       ---------     ---------
                                                         587,719       690,275

Long term debt                                         3,252,540     3,337,163
Other accrued liabilities                                111,254        86,217
Future income taxes                                      434,984       431,562
                                                       ---------     ---------
                                                       4,386,497     4,545,217
                                                       ---------     ---------
SHAREHOLDERS' EQUITY
Capital stock                                            846,814       896,422
Contributed surplus                                        3,647         3,647
Retained earnings                                        388,020       317,376
Cumulative foreign currency translation adjustments      (14,348)      (41,534)
                                                       ---------     ---------
                                                       1,224,133     1,175,911
                                                       ---------     ---------
                                                       5,610,630     5,721,128
                                                       =========     =========

The notes constitute an integral part of the consolidated financial statements.

CANWEST GLOBAL COMMUNICATIONS CORP.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(UNAUDITED)
(In thousands of Canadian dollars)

                                             For the three months ended   For the six months ended
                                             --------------------------   -------------------------
                                             February 28   February 28    February 28   February 28
                                                2003          2002           2003          2002
Retained earnings - beginning of period,
  as previously reported                       385,811       412,492        317,376       475,053

Adjustment for adoption of new accounting
  pronouncements                                     -             -              -      (170,695)
                                              --------      --------       --------      --------
Retained earnings - beginning of period,
  as adjusted                                  385,811       412,492        317,376       304,358

Excess of redemption price over carrying
  value of preferred shares                     (7,672)            -         (7,672)            -

Net earnings (loss) for the period               9,881       (21,660)        78,316        86,474
                                              --------      --------       --------      --------

Retained earnings - end of period              388,020       390,832        388,020       390,832
                                              ========      ========       ========      ========

The notes constitute an integral part of the consolidated financial statements.

                                 2003 INTERIM REPORT TO SHAREHOLDERS
                                      FOR THE SIX MONTHS ENDED FEBRUARY 28, 2003

CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(in thousands of Canadian dollars)

                                                          For the three months ended   For the six months ended
                                                          --------------------------   -------------------------
                                                           February 28   February 28   February 28   February 28
                                                              2003          2002          2003          2002
CASH GENERATED (UTILIZED) BY:
OPERATING ACTIVITIES
Net earnings (loss) for the period                             9,881       (21,660)       78,316        86,474
Items not affecting cash
  Amortization                                                27,703        27,362        55,113        52,982
  Interest paid in kind                                       28,614        25,604        56,988        50,813
  Future income taxes                                         (1,876)        3,103           216         7,438
  Interest in (earnings) loss of Network TEN                 (10,884)        5,243       (36,661)      (14,199)
  Interest in loss of other equity accounted affiliates          449           437           779           437
  Minority interests                                               -        (1,685)            -        (3,760)
  Realized currency translation adjustments                      900             -           900         1,000
  Interest rate swap loss                                      8,867             -         8,867             -
  Investment gains                                           (22,108)            -       (22,108)      (63,020)
Distributions from Network TEN                                30,212        60,984        30,212        60,984
                                                            --------       -------      --------      --------
                                                              71,758        99,388       172,622       179,149
Investment in film and television programs                   (19,211)      (26,254)      (75,985)     (104,705)
Amortization of film and television programs                  31,841        34,490        71,537        80,737
Other changes in non-cash operating accounts                  86,971        33,807       (97,774)     (116,410)
                                                            --------       -------      --------      --------
                                                             171,359       141,431        70,400        38,771
                                                            --------       -------      --------      --------
INVESTING ACTIVITIES
Proceeds from sale of other investments                            -             -             -        87,000
Other investments                                             (3,913)            -        (4,473)            -
Proceeds from divestitures                                   193,500             -       193,500       133,039
Purchase of property, plant and equipment                     (6,964)      (14,548)      (12,322)      (29,023)
                                                            --------       -------      --------      --------
                                                             182,623       (14,548)      176,705       191,016
                                                            --------       -------      --------      --------
FINANCING ACTIVITIES
Issuance of long term debt                                     1,898             -        90,974             -
Repayment of long term debt                                 (237,104)      (55,895)     (276,779)     (147,517)
Issuance of share capital                                        375            47           392           109
Preferred share redemption                                   (57,672)            -       (57,672)            -
Net change in bank loans and advances                        (27,858)      (20,905)            -       (28,999)
                                                            --------       -------      --------      --------
                                                            (320,361)      (76,753)     (243,085)     (176,407)
                                                            --------       -------      --------      --------

NET CHANGE IN CASH                                            33,621        50,130         4,020        53,380
CASH - BEGINNING OF PERIOD                                    31,489        22,739        61,090        19,489
                                                            --------       -------      --------      --------
CASH - END OF PERIOD                                          65,110        72,869        65,110        72,869
                                                            ========       =======      ========      ========

The notes constitute an integral part of the consolidated financial statements.

CANWEST GLOBAL COMMUNICATIONS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 6 MONTHS ENDED FEBRUARY 28, 2003 AND 2002
(UNAUDITED)
(In thousands of Canadian dollars except as otherwise noted)

1. SIGNIFICANT ACCOUNTING POLICIES

The Company is an international media company with interests in broadcast television, publishing, radio, specialty cable channels, out-of-home advertising, production and distribution of film and television programming and internet websites in Canada, Australia, New Zealand, Ireland and Northern Ireland. The Company's operating segments include television and radio broadcasting, entertainment, and publishing and online operations. In Canada, the Television Broadcasting segment includes the operation of the Global Television Network, Global Prime and various other conventional and specialty channels. The Canadian Publishing and Online segment includes the publication of a number of newspapers, including metropolitan daily newspapers, and the National Post as well as operation of the canada.com web portal and other web based operations. The Entertainment segment includes the operation of CanWest Entertainment, a producer and distributor of film and television programs. The New Zealand Television Broadcasting segment includes the operations of the TV3 and TV4 Television Networks. The New Zealand Radio Broadcasting segment includes the More FM and RadioWorks radio networks. The Irish Television Broadcasting segment includes the Company's 45% interest in the Republic of Ireland's TV3 Television Network. The Corporate and Other segment includes the Company's 57.2% economic interest in the TEN Group Pty Limited (57.5% to February 27,2003), which owns and operates Australia's TEN Television Network ("Network TEN") and various portfolio investments in media operations, including a 29.9% equity interest in Northern Ireland's Ulster Television plc ("UTV").

The Company's broadcast customer base is comprised primarily of large advertising companies who place advertisements with the Company on behalf of their customers. Publishing revenues, include advertising, circulation and subscriptions which are derived from a variety of sources. The Company's advertising revenues are seasonal. Revenues and accounts receivable are highest in the first and third quarters, while expenses are relatively constant throughout the year.

BASIS OF PRESENTATION

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada for interim financial statements and reflect all adjustments which are, in the opinion of management, necessary for fair statement of the results of the interim periods presented. However, these interim financial statements do not include all the information and disclosures required for annual financial statements. The accounting policies used in the preparation of these interim financial statements are the same as those used in the most recent annual financial statements. These interim statements should be read in conjunction with the most recent annual financial statements of the Company. All amounts are expressed in thousands of Canadian dollars unless otherwise noted.

2. ACQUISITIONS AND DIVESTITURES

a) On February 14, 2003 the Company sold its interest in community newspapers and related assets in Southern Ontario for cash proceeds of $193.5 million. The accounting gain on this sale was $20.7 million; assets and liabilities disposed amounted to $179.6 million (including goodwill of $157.0 million)and $6.8 million, respectively.

b) On August 8, 2003 the Company sold its interest in community newspapers and related assets in Atlantic Canada and Saskatchewan for cash proceeds of $257.0 million. The accounting gain on this sale was $48.9 million; assets and liabilities disposed amounted to $227.3 million and $19.2 million, respectively.

c) Effective March 31, 2002, the Company acquired the remaining 50% interest in The National Post not already owned. In September 2001, the Company assumed control of The National Post and, accordingly, changed its method of accounting for The National Post to a consolidation basis from an equity basis.

d) On October 31, 2001, the Company completed the sale of CKVU Sub Inc. and received proceeds of $133.0 million.

e) On September 12, 2001, the Company completed the sale of CF Television Inc. and received proceeds of $87.0 million.

3. INVESTMENT IN NETWORK TEN

During the three months ended February 28, 2003 Network TEN issued 5.3 million shares for proceeds of $9.6 million as a result of the exercise of management stock options. This effectively diluted the Company's economic interest in Network TEN to 57.2% from 57.5% and resulted in an investment gain of $1.4 million.

The Company owns approximately 14.8% (15% to February 27, 2003) of the issued ordinary shares and all of the convertible debentures and subordinated debentures of Network TEN, an Australian television broadcast network. The subordinated debentures have an aggregate principal amount of A$45.5 million and pay interest based on distributions to holders of ordinary shares. The convertible debentures have an aggregate principal amount of A$45,500 and pay a market linked rate of interest. The combination of ordinary shares and subordinated debentures yield distributions equivalent to approximately 57.2% (57.5% to February 27, 2003) of all distributions paid by Network TEN.

                                 2003 INTERIM REPORT TO SHAREHOLDERS
                                      FOR THE SIX MONTHS ENDED FEBRUARY 28, 2003

The convertible debentures are convertible, upon payment of an aggregate of A$45.5 million, into a number of ordinary shares which would represent 49.7% (50% to February 27, 2003) of the issued and outstanding shares of Network TEN at the time of conversion.

As a result of its contractual right to representation on Network TEN's board of directors and other factors, the Company accounts for its interest in Network TEN on the equity basis. The Company has appointed three of the thirteen members of the board of directors of Network TEN.

The following selected consolidated financial information of Network TEN has been prepared in accordance with accounting principles generally accepted in Canada. The accounts have been translated to Canadian dollars using the current rate method.

SUMMARY CONSOLIDATED BALANCE SHEETS

                                                                 As at
                                                       ------------------------
                                                       February 28    August 31
                                                          2003          2002
ASSETS
  Current assets                                         247,289       285,303
  Other assets                                             2,141         4,825
  Property, plant and equipment                           83,034        71,875
  Long term investments                                    7,348         2,188
  Intangibles                                            259,461       246,305
  Goodwill                                                52,606        49,304
                                                         -------       -------
                                                         651,879       659,800
                                                         =======       =======
LIABILITIES AND SHAREHOLDERS' EQUITY
  Current liabilities                                    168,858       191,736
  Long term liabilities                                  430,491       442,975
  Subordinated debentures issued to the Company           40,154        40,154
  Share capital                                           49,766        40,146
  Deficit                                                (37,760)      (52,232)
  Cumulative foreign currency translation adjustment         370        (2,979)
                                                         -------       -------
                                                         651,879       659,800
                                                         =======       =======

OTHER CONSOLIDATED FINANCIAL DATA

                                  For the six months
                                  ended February 28
                                  ------------------
                                   2003        2002
Cash flow from operations(1)      85,700      80,800
                                  ======     =======

Distributions paid                52,500     111,900
                                  ======     =======

Capital expenditures              15,000      13,000
                                  ======     =======

(1) Cash flow from operations before changes in non-cash operating accounts.

CANWEST GLOBAL COMMUNICATIONS CORP.

SUMMARY CONSOLIDATED STATEMENTS OF EARNINGS

                                                                                     For the six months
                                                                                      ended February 28
                                                                                   ----------------------
                                                                                    2003          2002
Revenue                                                                            310,268       256,988
Operating expenses                                                                 210,735       177,202
                                                                                   -------       -------
                                                                                    99,533        79,786
Amortization of property, plant, equipment and other                                 7,488         6,760
                                                                                   -------       -------
Operating income                                                                    92,045        73,026
Financing expenses                                                                 (42,301)      (12,298)
                                                                                   -------       -------
                                                                                    49,744        60,728
Provision for income taxes                                                          13,785        18,601
                                                                                   -------       -------
Earnings before the following                                                       35,959        42,127
Goodwill impairment loss                                                                 -       (20,905)
Minority interests                                                                       -         2,101
                                                                                   -------       -------
Net earnings for the period                                                         35,959        23,323
Interest in respect of subordinated debentures held by the Company                  32,091         2,455
                                                                                   -------       -------
Earnings for the period before interest in respect of subordinated debentures       68,050        25,778
                                                                                   =======       =======

SUMMARY STATEMENTS OF RETAINED EARNINGS

                                                          For the six months
                                                           ended February 28
                                                        ----------------------
                                                          2003          2002
Retained earnings (deficit) - beginning of year         (52,232)       94,142

Earnings for the period before interest in respect
  of subordinated debentures                             68,050        25,778

Distributions paid                                      (53,578)     (123,984)
                                                        -------      --------

Deficit - end of period                                 (37,760)       (4,064)
                                                        =======      ========

The Company's economic interest in Network TEN's earnings for the six months ended February 28, 2003 is $36.7 million (2002- $ 14.2 million).

4. LONG TERM DEBT

In October 2002, Fireworks Entertainment Inc., a subsidiary of the Company, secured a stand alone credit facility with a syndicate of lenders. The facility is a three year revolving facility collateralized by certain assets of Fireworks Entertainment Inc. and bears interest at floating rates of LIBOR plus 2.25% to 3.5%. The US$110 million total commitment under this facility is based on acceptable receivables; as at February 28, 2003 total availability was US$64.5 million, of which US$60.8 million was advanced.

5. CAPITAL STOCK

On December 18, 2002, the Company elected to redeem all of its outstanding Series 2 preference shares recorded at $50.0 million for an aggregate redemption price of $57.7 million.

                                 2003 INTERIM REPORT TO SHAREHOLDERS
                                      FOR THE SIX MONTHS ENDED FEBRUARY 28, 2003

6. EARNINGS PER SHARE

The following table provides a reconciliation of the numerators and denominators used in computing basic and diluted earnings per share.

                                            For the three months ended          For the six months ended
                                                    February 28                        February 28
                                          ------------------------------      -----------------------------
                                             2003              2002              2003              2002
Net earnings (loss)                             9,881           (21,660)           78,316            86,474
Excess of redemption price over
  carrying value of preferred shares           (7,672)                -            (7,672)                -
                                          -----------       -----------       -----------       -----------
Earnings available to common
  shareholders                                  2,209           (21,660)           70,644            86,474
                                          ===========       ===========       ===========       ===========
Basic weighted average shares
  outstanding during the period           177,070,290       177,051,813       177,067,345       176,853,992
Dilutive effect of options                      5,934                 -             5,934            26,889
Dilutive effect of preference shares                -                 -                 -         4,922,729
                                          -----------       -----------       -----------       -----------
Diluted weighted average shares
  outstanding during the period           177,076,224       177,051,813       177,073,279       181,803,610
                                          ===========       ===========       ===========       ===========
Options outstanding that would
  have been anti-dilutive                   2,143,247         1,802,686         2,143,247         1,187,373
                                          ===========       ===========       ===========       ===========

7. STOCK BASED COMPENSATION

The Company utilizes the intrinsic value approach to accounting for stock compensation expense. The following are the pro forma results as if the Company had applied the fair value based method of accounting for stock-based compensation. The fair value of options granted during the six months ended February 28, 2003 was estimated using the Black Scholes pricing model with the assumptions of no dividend yield (2002 - nil), an expected volatility of 54% (2002 - 40%), risk free interest rates of 4.5% to 4.9% (2002 - 4.8% to 5.4%) and an expected life of 7 to 9 years (2002 - 6 to 9 years).

The fair value of 394,500 options that were granted by the Company was $1,502,224. The pro forma cost of stock option expense for the three and six months ended February 28, 2003 are $549,278 and $858,311, respectively (2002 - $1,046,047 and $1,335,963). A value of $5,191,913 will be charged to pro forma earnings in future periods according to the vesting terms of the outstanding options. The resulting pro forma net earnings and diluted earnings per share for the three months ended February 28, 2003 are $0.01 and $0.01, respectively (2002
- ($0.13) and ($0.13)) and six months ended February 28, 2003 are $0.39 and $0.39, respectively (2002 - $0.48 and $0.47).

8. CONTINGENCY

On March 5, 2001, a statement of claim was filed against the Company and certain of the Company's subsidiaries by CanWest Broadcasting Ltd's ("CBL's") former minority interests requesting, among other things, that their interests in CBL be purchased without minority discount. In addition, the claim alleges the Company wrongfully terminated certain agreements and acted in an oppressive and prejudicial manner towards the plaintiffs. The lawsuit seeks damages in excess of $345 million. The Company believes the allegations are substantially without merit and not likely to have a material adverse effect on its business, financial condition or results of operation. The Company intends to vigorously defend this lawsuit.

9. SUBSEQUENT EVENTS

In April 2003, the Company issued US$200.0 million in 7.625% senior unsecured notes due April 15, 2013. The proceeds were used to repay $275.0 million of obligations under the 12.125% junior subordinated notes.

CANWEST GLOBAL COMMUNICATIONS CORP.

10. SEGMENTED INFORMATION

The Company operates primarily within the publishing and online, broadcasting and entertainment industries in Canada, New Zealand, Ireland and Australia.

Each segment reported below operates as a strategic business unit with separate management. Segment performance is measured primarily on the basis of operating profit. There are no significant inter-segment transactions. Segmented information in Canadian dollars is as follows:

                                      For the three months ended       For the six months ended
                                             February 28                      February 28
                                      --------------------------      -------------------------
                                         2003            2002            2003            2002
REVENUE
Television
Canada                                  171,320         155,443         385,826         356,211
New Zealand - TV3 and TV4                19,242          13,124          45,453          31,487
Ireland - TV3                             7,863           6,402          17,964          14,934
                                      ---------       ---------       ---------       ---------
                                        198,425         174,969         449,243         402,632

Radio - New Zealand                      19,165          15,037          37,010          30,341
Entertainment - Canada                   35,179          41,098          83,223          98,626
Publications and Online - Canada        279,541         299,546         599,437         644,010
Inter-segment revenue                    (1,070)         (1,520)         (4,110)         (3,899)
                                      ---------       ---------       ---------       ---------

TOTAL REVENUE                           531,240         529,130       1,164,803       1,171,710
                                      =========       =========       =========       =========

OPERATING PROFIT
Television
Canada                                   42,492          31,904         123,889         107,387
New Zealand - TV3 and TV4                  (270)         (3,120)          6,973          (2,402)
Ireland - TV3                             1,928           1,413           5,915           4,713
                                      ---------       ---------       ---------       ---------
                                         44,150          30,197         136,777         109,698

Radio - New Zealand                       5,393           4,116          10,747           8,386
Entertainment - Canada                   (1,032)          1,626             583           5,726
Publications and online - Canada         52,959          62,442         134,753         150,145
                                      ---------       ---------       ---------       ---------

SEGMENT OPERATING PROFIT                101,470          98,381         282,860         273,955
Corporate and other                       5,582           6,506          10,469          10,990
                                      ---------       ---------       ---------       ---------

OPERATING PROFIT                         95,888          91,875         272,391         262,965
                                      =========       =========       =========       =========

11. U.S. GAAP RECONCILIATION

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). In certain circumstances GAAP as applied in the United States ("U.S.") differs from Canadian GAAP. The principal differences affecting the Company are disclosed in the annual financial statements.

                                 2003 INTERIM REPORT TO SHAREHOLDERS
                                      FOR THE SIX MONTHS ENDED FEBRUARY 28, 2003

REVISION OF 2003 AND PRIOR PERIOD'S INFORMATION

The Company's 2001 and subsequent periods' net income has been revised to reflect certain adjustments to previously reported net income in accordance with US GAAP for the accounting for derivative financial instruments. The Company has determined, notwithstanding their designation as hedges and achievement of their intended economic purpose, that its cross currency interest rate and interest rate swaps did not qualify for hedge accounting under FAS 133. As a result, the unrealized gains and losses on derivative financial instruments are included in net income as they arise whereas previously these amounts were included in other comprehensive income. These adjustments resulted in increasing net income for the six months ended February 28, 2003 by $22.8 million (net of income taxes of ($3.7 million) and decreasing net income for the six months ended February 28, 2002 by $7.3 million (net of income taxes of ($2.5 million)).

CONSOLIDATED STATEMENTS OF EARNINGS

The following is a reconciliation of net earnings reflecting the differences between Canadian and U.S. GAAP:

                                                                                       For the six months ended
                                                                                              February 28
                                                                                       ------------------------
                                                                                          2003          2002
                                                                                        Revised       Revised
                                                                                          $000          $000
Net earnings in accordance with Canadian GAAP                                            78,316        86,474
Pre-operating costs, net of tax of ($860) (2002 - $2,176)                                 1,957        (2,039)
Realization of cumulative translation adjustments, net of tax of nil                        900         1,000
Integration costs related to CanWest Publications, net of tax of $109                      (193)            -
Programming costs imposed by regulatory requirement,
  net of tax of $1,155 (2002 - $1,198)                                                   (1,530)       (1,587)
Equity accounted affiliates in trust, net of tax of nil                                       -         3,375
Unrealized gains (losses) on interest rate and cross currency interest rate
  swaps net of taxes of ($3,743) (2002-($2,477))                                         22,841        (7,336)
                                                                                       --------      --------
Net earnings in accordance with U.S. GAAP before
  cumulative effect of adoption of new accounting policies                              102,291        79,887
Cumulative effect of adoption of new accounting
  policies, net of tax of $2,500                                                              -       (45,269)
                                                                                       --------      --------

Net earnings in accordance with U.S. GAAP                                               102,291        34,618
                                                                                       ========      ========

Earnings per share before cumulative effect of adoption of new accounting policies
  Basic                                                                                $   0.58      $   0.45
  Diluted                                                                              $   0.58      $   0.44

Earnings per share
  Basic                                                                                $   0.58      $   0.20
  Diluted                                                                              $   0.58      $   0.19

CANWEST GLOBAL COMMUNICATIONS CORP.

The following financial information has been prepared on a combined basis to proportionately consolidate the Company's 57.2% (57.5% to February 27, 2003) interest in Network TEN. This financial information is supplemental to the Company's consolidated financial statements and is designed to provide more complete disclosure of the scope of the Company's operations.

COMBINED STATEMENTS OF EARNINGS
(UNAUDITED)
(In thousands of Canadian dollars except as otherwise noted)

                                                     For the three months ended      For the six months ended
                                                    ---------------------------     ---------------------------
                                                    February 28     February 28     February 28     February 28
                                                       2003            2002            2003            2002
REVENUE                                                603,199         591,720       1,343,208       1,319,478
Operating expenses                                     482,392         476,378       1,003,117         999,646
                                                    ----------      ----------      ----------      ----------
OPERATING INCOME BEFORE UNDERNOTED                     120,807         115,342         340,091         319,832
Corporate and development expenses                       5,582           6,506          10,469          10,990
                                                    ----------      ----------      ----------      ----------
OPERATING INCOME BEFORE AMORTIZATION (EBITDA)          115,225         108,836         329,622         308,842
Amortization of intangibles                              4,375           4,375           8,750           8,750
Amortization of property, plant and equipment           20,597          20,553          41,825          39,497
Other amortization                                       2,561           1,950           4,032           3,792
                                                    ----------      ----------      ----------      ----------
OPERATING INCOME (EBIT)                                 87,692          81,958         275,015         256,803
Financing expenses                                     (97,060)        (95,892)       (192,061)       (203,339)
Dividend income                                              -               -           1,533           1,358
                                                    ----------      ----------      ----------      ----------
                                                        (9,368)        (13,934)         84,487          54,822
Investment gains                                        22,108               -          22,108          63,020
Interest rate swap loss                                 (8,867)              -          (8,867)              -
                                                    ----------      ----------      ----------      ----------
EARNINGS (LOSS) BEFORE INCOME TAXES (EBT)                3,873         (13,934)         97,728         117,842
Provision for (recovery of) income taxes                (7,357)         (1,620)         17,733          23,512
                                                    ----------      ----------      ----------      ----------
EARNINGS (LOSS) BEFORE THE FOLLOWING                    11,230         (12,314)         79,995          94,330
Minority interests                                           -           2,478               -           4,968
Goodwill impairment loss                                     -         (11,387)              -         (11,387)
Interest in loss of equity accounted affiliates           (449)           (437)           (779)           (437)
Realized currency translation adjustments                 (900)              -            (900)         (1,000)
                                                    ----------      ----------      ----------      ----------

NET EARNINGS (LOSS) FOR THE PERIOD                       9,881         (21,660)         78,316          86,474
                                                    ==========      ==========      ==========      ==========

EARNINGS (LOSS) PER SHARE: (1)
  Basic                                             $     0.01      ($    0.12)     $     0.40      $     0.49
  Diluted                                           $     0.01      ($    0.12)     $     0.40      $     0.48

(1) Earnings per share have been calculated on the basis of the weighted average number of shares outstanding during the six months of 177,067,345 (2002 - 176,853,992).

                                 2003 INTERIM REPORT TO SHAREHOLDERS
                                      FOR THE SIX MONTHS ENDED FEBRUARY 28, 2003

COMBINED BALANCE SHEETS
(UNAUDITED)
(In thousands of Canadian dollars)

                                                                    As at
                                                        ---------------------------
                                                        February 28,     August 31,
                                                            2003            2002
ASSETS
Current Assets
Cash                                                        75,755          66,904
Accounts receivable                                        571,929         527,475
Income taxes recoverable                                         -          67,253
Inventory                                                   15,290          19,836
Investment in film and television programs                 192,950         161,771
Future income taxes                                         30,882          30,013
Other                                                       14,307          19,654
                                                         ---------       ---------
                                                           901,113         892,906
Other investments                                          171,595         163,619
Investment in film and television programs                 332,663         317,176
Property, plant and equipment                              712,344         734,499
Other assets                                                91,269         106,750
Intangibles and goodwill                                 3,742,860       3,870,526
                                                         ---------       ---------
                                                         5,951,844       6,085,476
                                                         =========       =========
LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities                   398,576         479,365
Income taxes payable                                           346               -
Film and television program accounts payable                84,625          64,834
Deferred revenue                                            56,363          60,596
Current portion of long term debt                          130,807         187,167
                                                         ---------       ---------
                                                           670,717         791,962
Long term debt                                           3,466,638       3,566,116
Other accrued liabilities                                  129,125         100,259
Future income taxes                                        461,231         451,228
                                                         ---------       ---------
                                                         4,727,711       4,909,565
                                                         ---------       ---------
SHAREHOLDERS' EQUITY
Capital stock                                              846,814         896,422
Contributed surplus                                          3,647           3,647
Retained earnings                                          388,020         317,376
Cumulative foreign currency translation adjustments        (14,348)        (41,534)
                                                         ---------       ---------
                                                         1,224,133       1,175,911
                                                         ---------       ---------
                                                         5,951,844       6,085,476
                                                         =========       =========

CANWEST GLOBAL COMMUNICATIONS CORP.

COMBINED STATEMENTS OF RETAINED EARNINGS
(UNAUDITED)
(In thousands of Canadian dollars)

                                                        For the three months ended   For the six months ended
                                                        --------------------------   ------------------------
                                                         February 28   February 28   February 28  February 28
                                                            2003          2002          2003          2002
Retained earnings - beginning of period,
  as previously reported                                  385,811       412,492       317,376       475,053

Adjustment for adoption of new
  accounting pronouncements                                     -             -             -      (170,695)
                                                          -------       -------       -------       -------

Retained earnings - beginning of period, as adjusted      385,811       412,492       317,376       304,358

Excess of redemption price over carrying
  value of preferred shares                                (7,672)            -        (7,672)            -

Net earnings (loss) for the period                          9,881       (21,660)       78,316        86,474
                                                          -------       -------       -------       -------

Retained earnings - end of period                         388,020       390,832       388,020       390,832
                                                          =======       =======       =======       =======

                                 2003 INTERIM REPORT TO SHAREHOLDERS
                                      FOR THE SIX MONTHS ENDED FEBRUARY 28, 2003

COMBINED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(In thousands of Canadian dollars except as otherwise noted)

                                                    For the three months ended   For the six months ended
                                                    --------------------------   -------------------------
                                                    February 28   February 28    February 28   February 28
                                                       2003          2002           2003          2002
CASH GENERATED (UTILIZED) BY:
OPERATING ACTIVITIES
Net earnings (loss) for the period                      9,881       (21,660)        78,316        86,474
Items not affecting cash
  Amortization                                         29,902        29,285         59,419        56,869
  Interest paid in kind                                28,614        25,604         56,988        50,813
  Future income taxes                                   3,992        20,061          6,084        24,268
  Interest in loss of equity accounted affiliates         449           437            779           437
  Minority interests                                        -        (2,478)             -        (4,968)
  Goodwill impairment loss                                  -        11,387              -        11,387
  Investment gains                                    (22,108)            -        (22,108)      (63,020)
  Interest rate swap loss                               8,867             -          8,867             -
  Realized currency translation adjustments               900             -            900         1,000
                                                    ---------     ---------      ---------     ---------
                                                       60,497        62,636        189,245       163,260
Investment in film and television programs            (19,211)      (26,254)       (75,985)     (104,705)
Amortization of film and television programs           31,841        34,490         71,537        80,737
Other changes in non-cash operating accounts           81,853         2,236        (68,379)     (184,507)
                                                    ---------     ---------      ---------     ---------
                                                      154,980        73,108        116,418       (45,215)
                                                    ---------     ---------      ---------     ---------
INVESTING ACTIVITIES
Other investments                                      (3,913)            -         (4,473)            -
Proceeds from Network TEN dilution                      5,499             -          5,499             -
Proceeds from sale of other investments                     -             -              -        87,000
Proceeds from divestitures                            193,500             -        193,500       133,039
Purchase of property, plant and equipment             (12,874)      (17,702)       (20,902)      (36,496)
                                                    ---------     ---------      ---------     ---------
                                                      182,212       (17,702)       173,624       183,543
                                                    ---------     ---------      ---------     ---------
FINANCING ACTIVITIES
Issuance of long term debt                              1,898       131,523         90,974       131,523
Repayment of long term debt                          (235,571)     (115,107)      (314,885)     (190,967)
Issuance of share capital                                 375            47            392           109
Preferred share redemption                            (57,672)            -        (57,672)            -
Net change in bank loans and advances                 (27,858)      (20,905)             -       (28,999)
                                                    ---------     ---------      ---------     ---------
                                                     (318,828)       (4,442)      (281,191)      (88,334)
                                                    ---------     ---------      ---------     ---------
NET CHANGE IN CASH                                     18,364        50,964          8,851        49,994
CASH - BEGINNING OF PERIOD                             57,391        28,748         66,904        29,718
                                                    ---------     ---------      ---------     ---------

CASH - END OF PERIOD                                   75,755        79,712         75,755        79,712
                                                    =========     =========      =========     =========
CASH FLOW FROM OPERATIONS PER SHARE: (1)(2)
  Basic                                             $    0.34     $    0.35      $    1.07     $    0.92
  Diluted                                           $    0.34     $    0.34      $    1.07     $    0.90

(1) Cash flow from operations per share has been calculated on the basis of the weighted average number of shares outstanding during the six months of 177,067,345 (2002 - 176,853,992).

(2) Cash flow from operations is defined as cash flow from operations before investment in and amortization of film and television programs and other changes in non cash operating accounts.

CANWEST GLOBAL COMMUNICATIONS CORP.

COMBINED BUSINESS SEGMENT INFORMATION(1)
(In thousands of Canadian dollars)

                                              For the three months
                                               ended February 28
                                      --------------------------------------
                                        2003          2002          2002
                                       Actual        Actual      Proforma(2)
REVENUE
Television
Canada                                171,320       155,443       155,443
Australia - Network TEN                63,703        54,016        54,016
New Zealand - TV3 and TV4              19,242        13,124        13,124
Ireland - TV3                           7,863         6,402         6,402
                                      -------       -------       -------
                                      262,128       228,985       228,985

Radio - New Zealand                    19,165        15,037        15,037

Entertainment - Canada                 35,179        41,098        41,098

Publications and Online - Canada      279,541       299,546       272,805

Outdoor - Australia                     8,256         8,574         8,574

Inter-segment revenue                  (1,070)       (1,520)       (1,520)
                                      -------       -------       -------

TOTAL REVENUE                         603,199       591,720       564,979
                                      =======       =======       =======

OPERATING PROFIT
Television
Canada                                 42,492        31,904        31,904
Australia - Network TEN                18,877        17,149        17,149
New Zealand - TV3 and TV4                (270)       (3,120)       (3,120)
Ireland - TV3                           1,928         1,413         1,413
                                      -------       -------       -------
                                       63,027        47,346        47,346

Radio - New Zealand                     5,393         4,116         4,116

Entertainment - Canada                 (1,032)        1,626         1,626

Publications and Online - Canada       52,959        62,442        55,489

Outdoor - Australia                       460          (188)         (188)
                                      -------       -------       -------

SEGMENT OPERATING PROFIT              120,807       115,342       108,389
Corporate expenses                      5,582         6,506         6,506
                                      -------       -------       -------

OPERATING PROFIT (EBITDA)             115,225       108,836       101,883
                                      =======       =======       =======

(1) Combined results include the Company's 57.5% (57.2% from February 28, 2003) economic interest in Network TEN.

(2) Proforma results exclude the results of community newspapers sold on August 8, 2002.

                                 2003 INTERIM REPORT TO SHAREHOLDERS
                                      FOR THE SIX MONTHS ENDED FEBRUARY 28, 2003

COMBINED BUSINESS SEGMENT INFORMATION(1)
(In thousands of Canadian dollars)

                                                  For the six months
                                                  ended February 28
                                      -------------------------------------------
                                         2003            2002            2002
                                        Actual          Actual        Proforma(2)
REVENUE
Television
Canada                                  385,826         356,211         356,211
Australia - Network TEN                 159,942         128,554         128,554
New Zealand - TV3 and TV4                45,453          31,487          31,487
Ireland - TV3                            17,964          14,934          14,934
                                      ---------       ---------       ---------
                                        609,185         531,186         531,186

Radio - New Zealand                      37,010          30,341          30,341

Entertainment - Canada                   83,223          98,626          98,626

Publications and Online - Canada        599,437         644,010         590,940

Outdoor - Australia                      18,463          19,214          19,214

Inter-segment revenue                    (4,110)         (3,899)         (3,899)
                                      ---------       ---------       ---------

TOTAL REVENUE                         1,343,208       1,319,478       1,266,408
                                      =========       =========       =========

OPERATING PROFIT
Television
Canada                                  123,889         107,387         107,387
Australia - Network TEN                  55,902          44,792          44,792
New Zealand - TV3 and TV4                 6,973          (2,402)         (2,402)
Ireland - TV3                             5,915           4,713           4,713
                                      ---------       ---------       ---------
                                        192,679         154,490         154,490

Radio - New Zealand                      10,747           8,386           8,386

Entertainment - Canada                      583           5,726           5,726

Publications and Online - Canada        134,753         150,145         134,585

Outdoor - Australia                       1,329           1,085           1,085
                                      ---------       ---------       ---------

SEGMENT OPERATING PROFIT                340,091         319,832         304,272
Corporate expenses                       10,469          10,990          10,990
                                      ---------       ---------       ---------

OPERATING PROFIT (EBITDA)               329,622         308,842         293,282
                                      =========       =========       =========

(1) Combined results include the Company's 57.5% (57.2% from February 28, 2003) economic interest in Network TEN.

(2) Proforma results exclude the results of community newspapers sold on August 8, 2002.